Exhibit 99.5

The following are estimated amounts, itemized in reasonable detail, of expenses incurred or borne by or for the account of the Province of Manitoba in connection with the sale of the Province’s 1.500% Global Debentures Series HB due October 25, 2028.

Filing Fee	US$	48,500
Legal Fees and Miscellaneous Expenses	US$	125,000

Total	US$	173,500